Execution Version

SUPPLEMENT TO

PLEDGE AND SECURITY AGREEMENT

This SUPPLEMENT, dated as of December 6, 2016 (this “Security Agreement Supplement”), is made to the Pledge and Security Agreement, dated as of July 25, 2014 (as amended or otherwise modified from time to time, the “Security Agreement”), among the Grantors (such term, and other terms used in this Security Agreement Supplement, if not defined herein shall have the meanings set forth in the Credit Agreement (as defined below)) from time to time party thereto, in favor of Perceptive Credit Holdings, LP (together with its successors, transferees or assignees, “Secured Party”).

W I T N E S S E T H:

WHEREAS, on May 6, 2016, VBI Vaccines Inc., a British Columbia corporation (“Parent”) acquired VBI Vaccines (Delaware) Inc., a Delaware corporation (“Holdco”) and as a result of that acquisition Parent became the 100% direct owner of Holdco, both beneficially and of record;

WHEREAS, Holdco and its Subsidiaries had previously entered into a Credit Agreement, dated as of July 25, 2014 (the “Old Credit Agreement “), pursuant to which the Lender made the Existing Loan to Variation Biotechnologies (US), Inc. (the “Borrower”) and Holdco and its other Subsidiaries provided guarantees of the Existing Loan;

WHEREAS, pursuant to the Third Amendment to the Old Credit Agreement, dated as of the date hereof (the “Third Amendment”), the Borrower, the other Loan Parties party to the Credit Agreement, Parent and the Secured Party, in its capacity as the Lender, agreed, subject to the terms and conditions set forth in the Third Amendment, to amend and restate the Old Credit Agreement in its entirety to read as set forth in the Amended and Restated Credit Agreement and Guaranty (the “Credit Agreement”), and Parent agreed, among other things, to become a Guarantor under the Credit Agreement;

WHEREAS, pursuant to Sections 5.1.6 and 7.8 of the Credit Agreement and Section 7.6 of the Security Agreement, Parent is required to enter into this Security Agreement Supplement and become a Grantor under the Security Agreement;

WHEREAS, Parent desires to become a “Grantor” under the Security Agreement in order to induce the Secured Party to extend the Additional Loan to Borrower; and

WHEREAS, the other parties to the Security Agreement desire, agree and consent to supplement and otherwise modify the Security Agreement as provided in this Security Agreement Supplement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Parent and the other Guarantors (as defined in the Security Agreement) party hereto agree, for the benefit of the Secured Party, as follows.

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SECTION 1. Party to Security Agreement, etc. In accordance with the terms of the Security Agreement and the Credit Agreement, by its signature below Parent hereby irrevocably agrees to become a Grantor under the Security Agreement with the same force and effect as if it were an original signatory thereto. Parent hereby agrees to be bound by and comply with all of the terms and provisions of the Security Agreement applicable to it as a Grantor. Each Grantor party hereto represents and warrants that the representations and warranties made by it as a Grantor under the Security Agreement (as supplemented or otherwise modified by this Security Agreement Supplement) are true and correct as of the date hereof, unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date. In furtherance of the foregoing, each reference to a “Grantor” and/or “Grantors” in the Security Agreement shall be deemed to include Parent.

SECTION 2. Update of Schedules, etc.

(a) In order to reflect the addition of the Parent as a Grantor to the Pledge and Security Agreement for all purposes thereof, including the proper identification of the Parent’s assets and properties that will constitute Collateral (as defined in the Security Agreement), the schedules to the Pledge and Security Agreement are hereby updated in their entirety to read as attached hereto. Except as expressly set forth in the schedules attached to this Security Agreement Supplement, the schedules to the Pledge and Security Agreement as in effect immediately prior to the Second Closing Effective Date shall remain in full force effect.

(b) The parties hereto agree that (i) references in the Security Agreement to General Intangibles shall include “Intangibles”, as defined in the PPSA; (ii) Section 1.3 of the Security Agreement is amended by inserting a comma (“,”) and the word “Intangibles” after the words “ ‘Instruments’,”; and (iii) Section 2.1(o) of the Security Agreement is hereby amended in its entirety to read as follows: “all other property and rights of every kind and description and interests therein, including (without limitation) all present and after acquired personal property.”

SECTION 3. Representations. Each Grantor party hereto hereby represents and warrants that this Security Agreement Supplement has been duly authorized, executed and delivered by it and that this Security Agreement Supplement and the Security Agreement constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 4. Full Force of Security Agreement. Except as expressly supplemented hereby, the Security Agreement and all Schedules and Exhibits thereto shall remain in full force and effect in accordance with their respective terms.

SECTION 5. Severability. Wherever possible each provision of this Security Agreement Supplement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Security Agreement Supplement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Security Agreement Supplement or any Security Agreement.

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SECTION 6. Governing Law, Entire Agreement, etc. THIS SECURITY AGREEMENT SUPPLEMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK). This Security Agreement Supplement and the other Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter thereof and supersede any prior agreements, written or oral, with respect thereto.

SECTION 7. Counterparts. This Security Agreement Supplement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

SECTION 8. Judgment Currency. Section 11.15 of the Credit Agreement is herein incorporated by reference as if set forth in full herein, mutatis mutandi, and any defined terms used in such Section 11.15 that are not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement.

SECTION 9. New Secured Party. Each Grantor party hereto acknowledges and agrees that, as a result of an assignment made by PCOF1, LLC, Perceptive Credit Holdings, LP is (as of the date hereof) the Secured Party under the Security Agreement and each other Loan Document.

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IN WITNESS WHEREOF, VBI Vaccines Inc. has caused this Security Agreement Supplement to be duly executed and delivered by its Authorized Officer as of the date first above written.

VBI VACCINES INC.

(Signed) Jeff Baxter
Name: Jeff Baxter
Title: Chief Executive Officer

[Signature Page to Supplement to Pledge and Security Agreement]

ACCEPTED, ACKNOWLEDGED AND AGREED (INCLUDING IN RESPECT OF THE MODIFICATIONS TO THE PLEDGE AND SECURITY AGREEMENT AND THE SCHEDULES THERETO AS A RESULT HEREOF):

PERCEPTIVE CREDIT HOLDINGS, LP
By: Perceptive Credit Opportunities GP, LLC,
its general partner

(Signed) Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

(Signed) Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager

VARIATION BIOTECHNOLOGIES (US), INC.

(Signed) Jeff Baxter
Name: Jeff Baxter
Title: Chief Executive Officer

VBI VACCINES (DELAWARE) INC.

(Signed) Jeff Baxter
Name: Jeff Baxter
Title: Chief Executive Officer

VARIATION BIOTECHNOLOGIES INC.

(Signed) Jeff Baxter
Name: Jeff Baxter
Title: Chief Executive Officer

[Signature Page to Supplement to Pledge and Security Agreement]

SCHEDULE I

to Security Agreement

Name of Grantor:
Variation
Biotechnologies
(US), Inc.			Common Stock
Issuer (corporate)	Cert. #	# of Shares	Authorized Shares	Outstanding Shares	% of Shares Pledged
Variation Biotechnologies Inc.	15	4,769,326	N/A	26,344,326	100%

Variation Biotechnologies Inc.	16	13,750,000	N/A	26,344,326	100%

Variation Biotechnologies Inc.	17	2,125,000	N/A	26,344,326	100%

Variation Biotechnologies Inc.	18	5,700,000	N/A	26,344,326	100%

Name of Grantor:
VBI Vaccines
(Delaware) Inc.			Common Stock
Issuer (corporate)	Cert. #	# of hares	Authorized Shares	Outstanding Shares	% of Shares Pledged
Variation Biotechnologies (US), Inc.	1	1	1	1	100%

Name of Grantor:
VBI Vaccines Inc.			Common Stock
Issuer (corporate)	Cert. #	# of Shares	Authorized Shares	Outstanding Shares	% of Shares Pledged
VBI Vaccines (Delaware) Inc.	1	1	1	1	100%

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SCHEDULE II

to Security Agreement

Item A Location of Grantor.

Name of Grantor:	Location for purposes of UCC or PPSA:
VBI Vaccines Inc.	222 Third Street, Suite 2241
Cambridge, MA 02142
VBI Vaccines (Delaware) Inc.	222 Third Street, Suite 2241
Cambridge, MA 02142
Variation Biotechnologies (US), Inc.	222 Third Street, Suite 2241
Cambridge, MA 02142
Variation Biotechnologies Inc.	1740 Woodroffe Avenue,
Building 400
Ottawa, ON K2G 3R8

Item B Filing locations last five years.

Name of Grantor:	Filing locations last five years
VBI Vaccines Inc.	222 Third Street, Suite 2241
Cambridge, MA 02142 and
500 - 666 Burrard Street
Vancouver, BC V6C 2X8
VBI Vaccines (Delaware) Inc. (formerly Paulson Capital (Delaware) Corp.)	222 Third Street, Suite 2241
Cambridge, MA 02142 and
1331 NW Lovejoy Street,
Suite 720
Portland, Oregon 97209
Variation Biotechnologies (US), Inc.	222 Third Street, Suite 2241
Cambridge, MA 02142
Variation Biotechnologies Inc.	310 Hunt Club Rd East, Suite 201
Ottawa, ON K1V 1C1 and
1740 Woodroffe Avenue,
Building 400
Ottawa, ON K2G 3R8

Item C Trade names.

Name of Grantor:	Trade Names:
VBI Vaccines Inc.	N/A
VBI Vaccines (Delaware) Inc.	N/A
Variation Biotechnologies (US), Inc.	N/A
Variation Biotechnologies Inc.	VBI Vaccines

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Item D Merger or other corporate reorganization.

Name of Grantor:	Merger or other corporate reorganization:
VBI Vaccines (Delaware) Inc.	Effective May 6, 2016
Seniccav Acquisition Corp.
merged with and into VBI
Vaccines (Delaware) Inc.
Variation Biotechnologies (US), Inc.	Effective July 25, 2014 VBI
Acquisition Corp. merged
with and into Variation
Biotechnologies (US), Inc.

Item E Taxpayer ID numbers.

Name of Grantor:	Taxpayer ID numbers:
VBI Vaccines (Delaware) Inc.	93-0589534
Variation Biotechnologies (US), Inc.	98-0526196

Item F Government Contracts.

Name of Grantor:	Description of Contract:
Variation Biotechnologies Inc.	National Research Council (Research Grant)

Item G Deposit Accounts and Securities Accounts.

-       Provided separately

Item H Letter of Credit Rights.

Description of Deposit
Name of Grantor:	Accounts and Securities Accounts:
N/A	N/A

Item I Commercial Tort Claims.

Name of Grantor:	Description of Commercial Tort Claims:
N/A	N/A

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SCHEDULE III

to Security Agreement

Item A Patents

See Schedule 6.15(a) of the Amended and Restated Credit Agreement

Item B Patent Licenses

Schedule 6.15(a) of the Amended and Restated Credit Agreement

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SCHEDULE IV

to Security Agreement

Item A Trademarks

Registered Trademarks

Schedule 6.15(a) of the Amended and Restated Credit Agreement

Domain Names

Schedule 6.15(a) of the Amended and Restated Credit Agreement

Item B Trademark Licenses

Schedule 6.15(a) of the Amended and Restated Credit Agreement

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SCHEDULE V

to Security Agreement

Item A Copyrights/Mask Works

Issued Copyrights/Mask Works

● N/A

Pending Copyrights/Mask Works Registration Applications

● N/A

Item B Copyrights/Mask Work Licenses

● N/A

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SCHEDULE VI

to Security Agreement

Trade Secret or Know-How Licenses

● N/A

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